SECURI[illegible] 04015580 [illegible]ISSION

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SEC FILE NUMBER
8-24613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CS Capital Strategies Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Delaney Avenue, Building # 7
(No. and Street)

Orlando, Florida 32801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC MAIL PROCESSING AUG 2 3 2004 WASH. D.C.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs, Florida 32714
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 8 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David H. Simon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CS Capital Strategies Financial Group, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA A. SCANLON
MY COMMISSION # DD 120877
EXPIRES: August 17, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2004

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2004

TABLE OF CONTENTS

Report of Independent Certified Public Accountant	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Accumulated Deficit	4
Statement of Cash Flows	5
Footnotes to Financial Statements	6
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission	9
Computation of Aggregate Indebtedness Under Rule 17a-5 of Securities and Exchange Commission	10
Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3	11

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
CS Capital Strategies Financial Group, Inc.
Orlando, Florida

I have audited the accompanying statement of financial condition of CS Capital Strategies Financial Group, Inc. as of June 30, 2004, and the related statements of operations, changes in accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Capital Strategies Financial Group, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

August 16, 2004

940 Centre Circle, # 2005 Altamonte Springs, FL 32714
O 407 774 2044 C 321 578 0050 F 407 774 6199 srotroffcpa@msn.com

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS:

Cash and cash equivalents	$	43,246
Clearing deposit held by clearing broker		15,229
Broker's receivables		132
Securities owned, not yet sold		5,900
Computers and equipment, net		2,929
Deposits		2,500
	$	69,936

LIABILITIES AND STOCKHOLDERS' EQUITY:

Accounts payable and accrued expenses	$	18,053
Brokers' payable		10,258
		28,311
Stockholders' equity:		
Common stock, $.01 par value, 100,000 shares authorized, 7,500 issued and outstanding		75
Additional paid-in capital		46,430
Accumulated deficit		(4,880)
		41,625
	$	69,936

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Commissions	$ 637,268
Merger and acquisition advisory fees	41,503
Management fees	28,541
Interest	2,387
	709,699
Expenses:	
Commisssions and trading participations	417,477
Clearing and execution fees	106,546
Other operating expenses	80,821
Professional fees	37,150
Payroll expenses	30,740
Rent	29,280
Licenses and registrations	9,478
Telephone and communications	8,659
	720,151
Net loss	$ (10,452)

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN ACCUMULATED DEFICIT
FOR THE YEAR ENDED JUNE 30, 2004

Balance, July 1, 2003	$	5,572
Net loss		(10,452)
Balance, June 30, 2004	$	(4,880)

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:		
Net loss	$	(10,452)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		671
Changes in operating assets and liabilities:		
Decrease in accounts receivable		24,802
Increase in securities, owned not yet sold		(5,900)
Increase in deposits		(2,500)
Increase in accounts payable and accrued expenses		3,023
Increase in brokers' payable		10,258
Cash provided by operating activities		19,902
Net increase in cash and cash equivalents		19,902
Cash and cash equivalents, beginning of year		23,344
Cash and cash equivalents, end of year	$	43,246

Supplemental disclosures of cash flow information:

During the year ended June 30, 2004, cash was paid as follows:

Interest	$	83
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – CS Capital Strategies Financial Group, Inc., formerly Amerifidelity Securities Corporation, (the "Company") was incorporated in 1988 under the laws of the State of Florida. The Company changed its name on August 5, 2003. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida as a broker-dealer.

The Company is an introducing broker-dealer and clears all of its securities transactions with and for customers on a fully disclosed basis through Pershing LLC (the "Clearing Broker").

Revenue and expense recognition – The revenues of the Company are derived primarily from commissions earned on securities transactions, management fees charged on managed investment funds and fees on merger and acquisition services. Securities transactions and corresponding expenses are recorded on a trade date basis.

Computation of customer reserve – The Company is exempt from customer reserve requirements and providing information relating to possession and control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents – Cash and cash equivalents consist of amounts held in a bank account, and money market funds and cash balances held by the Clearing Broker.

Securities owned, not yet sold – Securities owned are valued at market. The resulting difference between cost and market is included in the statement of operations.

Furniture and equipment – Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the asset's estimated useful lives, which is 7 years.

Income taxes – The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The type of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors – There were no borrowings under subordination agreements as of June 30, 2004.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments – All of the Company's financial assets and liabilities are carried at fair market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) capital requirements for broker-dealers, which requires a minimum of $5,000 or 6 2/3% of its aggregate indebtedness ($1,494 at June 30, 2004), whichever is greater. Therefore, the Company was required to maintain a minimum net capital of $5,000 at June 30, 2004.

At June 30, 2004, the Company had net capital of $34,652, and a net capital to aggregate indebtedness ratio of .82 to 1 vs. an allowable ratio of not greater than 15 to 1.

3. FURNITURE AND EQUIPMENT

Computers and equipment consisted of the following at June 30, 2004:

Computers and equipment	$ 4,000
Less accumulated depreciation	(1,071)
	$ 2,929

For the year ended June 30, 2004, the amount of depreciation expense recorded was $671.

4. INCOME TAXES

The Company has available at June 30, 2004, approximately $26,500 of tax loss carryforwards that may be applied to various tax years through 2024. However, the Company is subject to Internal Revenue Services' rules regarding a change in ownership, and therefore, the tax loss carryforwards may be significantly reduced in the future. The Company has applied a full valuation of approximately $26,500 to the tax loss carryforwards because of the uncertainty of utilization in future years.

The Company has no other temporary differences that would result in a deferred tax asset.

5. COMMITMENTS

On August 27, 2003, the Company entered into an Agreement (the "Agreement") to pay $2,000 per month to a director and consultant of the Company. This Agreement was an amendment to a Stock Purchase Agreement entered into on September 26, 2002. The Agreement terminates on October 25, 2006. The amounts due the director and consultant are subject to upward adjustment based upon certain percentages of gross revenue earned by the Company and are payable at various times commencing thirty (30) days after the end of each of the Company's fiscal years through the year ended June 30, 2007. The President of the Company also signed the agreement personally.

The Company leases its office space under a five-year operating lease, which commenced on March 1, 2004. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The lease payments are guaranteed by the President of the Company. Monthly rental payments are subject to increases of 3% per annum. The initial monthly rental was $2,362, plus sales tax.

Rent expense for the year ended June 30, 2004, was approximately $29,300. Future net minimum lease payments are as follows for each fiscal year ending June 30th:

2005	$ 28,627
2006	29,487
2007	30,373
2008	31,283
2009	21,267
	$ 141,037

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

Cash is maintained in an established financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Clearing Agent and such amounts, totaling approximately $41,779, are not covered by federal depositor's insurance at June 30, 2004.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2004

Total stockholders' equity			$	41,625
Adjustments:				
Deduct Nonallowable assets:				
Furniture and equipment, net				(2,929)
Deposits				(2,500)
Net capital before haircuts on securities positions				36,196
Haircuts on securities positions				
Money market	$	(658)		
Securities owned, not yet sold		(886)		
Haircuts on securities positions				(1,544)
Net capital			$	34,652
Reconciliation with Company's calculation:				
Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report			$	35,244
Audit adjustments:				
Record adjustment to haircuts				(592)
			$	34,652

See Report of Independent Certified Public Accountant

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2004

Accounts payable and accrued expenses	$	18,053
Commissions and brokers' payables		10,258
Total aggregate indebtedness	$	28,311
Ratio of aggregate indebtedness to net capital		0.8170

See Report of Independent Certified Public Accountant

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CS Capital Strategies Financial Group, Inc.
Orlando, Florida

In planning and performing my audit of the financial statements of CS Capital Strategies Financial Group, Inc. (the "Company") for the year ended June 30, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, # 2005 Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 407.774.6199 srotroffcpa@msn.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at June 30 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen R. Ratliff, CPA, P.A.

August 16, 2004